CORRESPONDENCE LETTER

Jennifer López (for)
Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: FutureLand Corp.
Amendment No. 2 to Current Report on Form 8-K
Filed July 27, 2015
File No. 000-53377

Dear Jennifer:

We are in receipt of you letter dating August 13, 2015. Pursuant to discussion with the Commission on August 25, 2015, the Issuer will provide a response to the Second Comment letter on August 27, 2015.

We are also providing written statement acknowledging;

1-            FutureLand Corp is responsible for the adequacy and accuracy of the disclosure in the filings;

2-            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3-            FutureLand Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cameron Cox
Cameron Cox – CEO
FutureLand Corp
8/26/2015